File No. 70-09699

(As filed November 6, 2001)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 8 ON FORM U-1/A
APPLICATION/DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation
One MetroTech Center
Brooklyn, New York  11201
Northeast Gas Markets LLC
Alberta Northeast Gas Limited
Boundary Gas, Inc.
100 Cummings Center
Suite 457G
Beverly, MA 01915-6132

           __________________________________________________________
             (Name of companies filing this statement and addresses
                        of principal executive offices)

                              KeySpan Corporation
                 ----------------------------------------------
       (Name of top registered holding company parent of each applicant)

                              Steven L. Zelkowitz
                  Executive Vice President and General Counsel
                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201

              ----------------------------------------------------
                    (Name and address of agent for service)

                    The Commission is also requested to send
                copies of any communications in connection with
                                this matter to:

                             Kenneth M. Simon, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                               2101 L Street, NW
                             Washington, D.C. 20037

POST-EFFECTIVE AMENDMENT No. 8 TO
APPLICATION/DECLARATION UNDER
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         The Securities and Exchange Commission (the “Commission”) issued an order under the Public Utility Holding Company Act of 1935 (the “Act”) authorizing KeySpan Corporation (“KeySpan”) to acquire Eastern Enterprises on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the “Merger Order”). The merger was consummated on November 8, 2000. On that same day, the Commission authorized various external and intrasystem financing transactions and approved of KeySpan’s service companies and other intrasystem transactions (Release No. 35-27272) (“Financing Order”).

         In the Financing Order, the Commission granted a twelve (12) month interim exemption from the cost standards of rules 90 and 911 for Northeast Gas Markets LLC’s (“NEGM”) provision of contract administrative services to two non-utility affiliate companies, Alberta Northeast Gas Limited (“ANE”) and Boundary Gas, Inc. (“BGI”). On June 28, 2001, KeySpan and NEGM timely filed the requisite post-effective amendment to justify the exemption from these cost standards (“June Filing”).2 However, the Commission has not yet had an opportunity to act on the June Filing and the twelve month interim exemption from the at cost standards granted in the Financing Order expires on November 8, 2001. Accordingly, KeySpan and NEGM request a six (6) month extension (i.e., from November 8, 2001 to May 8, 2001) of the interim exemption from the cost standards with respect to NEGM’s provision of contract administrative services to ANE and BGI as described in the June Filing. KeySpan and NEGM further request that the Commission issue an order granting the extension by November 8, 2001, so that NEGM has the appropriate exemption to continue the arrangements described in the June Filing until the Commission acts on that matter.

1 18 C.F.R.ss.ss.250.90, 250.91.
2 Specifically, KeySpan and NEGM filed post-effective amendment No. 7 in File No. 70-09699.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

KEYSPAN CORPORATION ____________/s/_______________ Steven Zelkowitz Executive Vice President and General Counsel